Lakrisha Davis & Co.

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	73,378.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-2,500.00
Working Capital	9,447.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,947.83**
Net cash provided by operating activities	**$80,326.77**
FINANCING ACTIVITIES	
Opening Balance Equity	2,259.04
Owner's Investment	130.70
Owner's Pay & Personal Expenses	-7.43
Net cash provided by financing activities	**$2,382.31**
NET CASH INCREASE FOR PERIOD	**$82,709.08**
Cash at beginning of period	118,349.40
CASH AT END OF PERIOD	**$201,058.48**